AMERICAN REBEL HOLDINGS, INC.

5115 Maryland Way, Suite 303

Brentwood, TN 37027

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 30, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

American Rebel Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-290119), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on September 30, 2025, or as soon thereafter as possible.

Please contact our counsel, Anthony N DeMint of DeMint Law, PLLC, at (702) 714-0889, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. DeMint by telephone when this request for acceleration has been granted.

Sincerely yours,

AMERICAN REBEL HOLDINGS, INC.

/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
Chief Executive Officer